UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
SEC FILE NUMBER
001-37656

CUSIP NUMBER
81734P107

NOTIFICATION OF LATE FILING

(Check One):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D

	Form 10-D	Form N-SAR	Form N-CSR

For Period Ended:      June 30, 2021

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Sequential Brands Group, Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office (Street and Number)	1407 Broadway, 38th Floor

City, State and Zip Code	New York, NY 10018

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sequential Brands Group, Inc. (the “Company”) is unable to timely file the Form 10-Q (the “10-Q”) for the quarter ended June 30, 2021 without unreasonable effort or expense. As previously disclosed, the Company and certain of its subsidiaries entered into waivers with respect to its Third Amended and Restated Credit Agreement (“Credit Agreement”) with Wilmington Trust, National Association, as administrative agent and collateral agent and the lenders party thereto and its Third Amended and Restated First Lien Credit Agreement (“Amended BOA Credit Agreement”) with Bank of America, N.A., as administrative agent and collateral agent, and the lenders party thereto. The waivers, among other matters, extend the deadline to deliver the Company’s quarterly financial statements for the fiscal quarters ending March 31, 2021 and June 30, 2021, in each case, through August 31, 2021. In light of (i) the waivers; (ii) the Company’s ongoing negotiations with its lenders; (iii) the Company’s continued evaluation of strategic alternatives and (iv) the impact of the recently announced sales of Ellen Tracy and Caribbean Joe on the Company’s accounting presentation, the Company, along with its independent auditors, is continuing the review and finalization of its financial statements for the quarters ended March 31, 2021 and June 30, 2021. The Company plans to file the 10-Q as soon as reasonably possible.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lorraine DiSanto		646	564-2591
(Name)		(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
			X	Yes		No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
				Yes	X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sequential Brands Group, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2021	By	/s/ Lorraine DiSanto
Lorraine DiSanto Chief Financial Officer